

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2019

Amir Dan Rubin
Chair, Chief Executive Officer and President
1Life Healthcare, Inc.
One Embarcadero Center, Suite 1900
San Francisco, CA 94111

Re: 1Life Healthcare, Inc.
Draft Registration Statement on Form S-1
Exhibit No. 25
Filed November 26, 2019
File No. 377-02870

Dear Mr. Rubin:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance